Exhibit 1


February 9, 2006


                      Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F of ACE Aviation Holdings Inc. (ACE) of our report to the shareholders of ACE dated February 9, 2006 on the Audited Consolidated Financial Statements of ACE as at and for the year ended December 31, 2005 and the period from June 29, 2004, date of incorporation, to December 31, 2004, as well as our report to the shareholder of Air Canada dated February 9, 2006 on the Audited Consolidated Financial Statements of Air Canada for the nine months ended September 30, 2004. We also consent to the inclusion in this Annual Report on Form 40-F of ACE of our Comments by Auditors on Canada-U.S. Reporting Differences dated February 9, 2006.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-122635 and No. 333-129248) and on Form F-10 (No. 333-126194) of our report to the shareholders of ACE dated February 9, 2006 on the Audited Consolidated Financial Statements of ACE as at and for the year ended December 31, 2005 and the period from June 29, 2004, date of incorporation, to December 31, 2004, as well as our report to the shareholder of Air Canada dated February 9, 2006 on the Audited Consolidated Financial Statements of Air Canada for the nine months ended September 30, 2004 which appear in the Annual Report on Form 40-F of ACE for the period ended December 31, 2005. We also consent to the incorporation in such Registration Statements of ACE of our Comments by Auditors on Canada-U.S. Reporting Differences dated February 9, 2006.

/S/ PRICEWATERHOUSECOOPERS LLP
Chartered Accountants